SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2004

                                   Serono S.A.
                    ----------------------------------------
                               (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                    ----------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X   Form  40-F
                ---             ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No  X
          ----     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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                                                                    SERONO
                                                               [GRAPHIC  OMITED]


MEDIA  RELEASE


FOR  IMMEDIATE  RELEASE
-----------------------


  TREATMENT WITH SEROSTIM DECREASED VISCERAL ADIPOSE TISSUE IN STUDY OF PATIENTS
           WITH HIV-ASSOCIATED ADIPOSE REDISTRIBUTION SYNDROME (HARS)

            STUDY OF PATIENTS WITH HARS PUBLISHED IN JOURNAL OF AIDS

ROCKLAND, MA, MARCH 1, 2004-SERONO (VIRT-X SEO AND NYSE: SRA)-Serono's Serostim(R) [somatropin (rDNA origin) for injection] administered daily decreased visceral adipose tissue in patients with HIV-associated adipose redistribution syndrome, according to study data published in the current edition of the Journal of AIDS.(1)

Some people with AIDS or HIV infection develop HARS or HIV-associated adipose redistribution syndrome, an excessive build up of visceral adipose tissue combined with metabolic abnormalities. No medical treatment is currently approved to treat HARS.

"While further study is needed, Serostim(R) has promise as a potential treatment for visceral fat accumulation in patients with HARS," said Donald P. Kotler, M.D., St. Luke's Roosevelt Hospital, New York, and a lead investigator in the study.

The Serostim(R) in the Treatment of Adipose Redistribution Syndrome (STARS) trial was a multi-center, randomized, double-blind, placebo-controlled study that included 239 patients at trial sites located throughout the US. The study was designed to evaluate the efficacy and safety of Serostim(R) therapy at doses of 4 mg daily or every other day for a period of 12 weeks as a treatment of abnormal visceral adipose tissue accumulation in HIV-infected patients with HARS.

The results showed that the decrease in visceral adipose tissue was highly significant in the Serostim(R) 4 mg daily group (p<0.001) as compared to placebo. The study also showed that the "trunk to limb fat ratio," another measure of fat distribution, was significantly reduced in both the Serostim(R) 4 mg daily (p<0.001) and alternate day (p<0.001) groups compared to placebo.

_______________
1 Kotler, D, Muurahainen, N, et al. Effects of Growth Hormone on Abnormal Visceral Adipose Tissue Accumulation and Dyslipidemia in HIV-Infected Patients. Journal of AIDS 2004, Volume 35, Number 3, March 1 2004, pp. 239 - 252.


                                                                             1/3
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Among  the  study's  secondary  endpoints  was  an evaluation of serum total and non-HDL cholesterol which declined significantly in both the Serostim(R) 4 mg daily (p<0.005) and alternate day (p<0.015) dose groups compared to the placebo group.

Adverse reactions reported during this clinical trial were consistent with those expected within the current approved indication for Serostim(R).

ABOUT HARS
HIV-associated adipose redistribution syndrome or HARS is a subset of HIV lipodystrophy. HIV-associated lipodystrophy is characterized by a variety of metabolic disturbances and body shape abnormalities that may present individually or in combination.

Patients with HARS experience abnormal, pathological accumulation of adipose tissue, which may be present with or without fat depletion and/or metabolic abnormalities. In general, HARS patients accumulate excess visceral adipose tissue in the abdomen or may develop a fat pad on the upper back commonly known as a "buffalo hump."

ABOUT  SEROSTIM(R)
Serostim(R) [somatropin (rDNA origin) for injection] is the only growth hormone approved by the US Food and Drug Administration for the treatment of HIV-associated wasting or cachexia. The recommended dose is 0.1 mg/kg daily (6 mg/day for patients > 55 kg). Serostim(R) 0.1 mg/kg every other day should be considered as a starting dose in patients thought to be at risk of certain adverse effects, i.e., glucose intolerance.

In patients with HIV-associated wasting, Serostim(R) has a generally manageable side effect profile. The most common adverse events associated with Serostim(R) therapy are mild to moderate muscle and joint pain and swelling, which occur in a dose-related manner and often subside with continued treatment or dose reduction. Cases of new onset impaired glucose intolerance, new onset Type 2 diabetes mellitus and exacerbation of preexisting diabetes mellitus have been reported in patients receiving Serostim(R). Some patients develop diabetic ketacidosis and diabetic coma. In some patients, therapy with Serostim(R) necessitated initiation or adjustment of anti-diabetic treatment. Patients with a history of hyperglycemia or other risk factors for glucose intolerance should be monitored closely during treatment with Serostim(R). Transient increases in glucose levels occur early in treatment and should be monitored.

Use of growth hormone is contraindicated in treatment of patients in intensive care units due to complications following open-heart surgery or abdominal surgery, multiple accidental trauma or acute respiratory failure; patients with active neoplasia; and patients with known hypersensitivity to growth hormone. Serostim(R) must be used in conjunction with antiretroviral therapy.

Full prescribing information for Serostim(R), including important safety information, is available at www.serostim.com.
                                 ----------------


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
ABOUT  SERONO
Serono, Inc., located in Rockland, MA, is the US affiliate of Serono, a global biotechnology leader, headquartered in Geneva, Switzerland. The Company has seven recombinant products, Rebif(R) (interferon beta-1a), Gonal-F(R) (follitropin alfa for injection), Luveris(R) (lutropin alfa), Ovidrel(R)/Ovitrelle(R) (choriogonadotropin alfa injection), Serostim(R) [somatropin (rDNA origin) for injection], Saizen(R) [somatropin (rDNA origin) for injection] and Zorbtive(TM) [somatropin (rDNA origin) for injection].
(Luveris(R) is not approved in the USA.)(2) In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


                                       ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 17, 2003. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.


                                       ###


FOR MORE INFORMATION, PLEASE CONTACT:

SERONO, INC., ROCKLAND, MA
MEDIA RELATIONS:                 INVESTOR  RELATIONS:
Tel.  +1 781 681 2340            Tel.  +1 781 681 2552
Fax:  +1 781 681 2935            Fax:  +1 781 681 2912

SERONO IN GENEVA, SWITZERLAND:
MEDIA  RELATIONS:                INVESTOR  RELATIONS:
Tel:  +41-22-739 36 00           Tel:  +41-22-739 36 01
Fax:  +41-22-739 30 85           Fax:  +41-22-739 30 22
http://www.serono.com            Reuters:  SEOZ.VX / SRA.N
---------------------            Bloomberg:  SEO VX / SRA US



_______________
2 Package inserts for Serono's US marketed products are available at www.seronousa.com or by calling 1-888-275-7376.
-----------------


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SERONO  S.A.
                                            a  Swiss  corporation
                                            (Registrant)



March 1, 2004                         By:   /s/  Allan  Shaw
                                            ----------------------------
                                            Name:  Allan  Shaw
                                            Title:    Chief Financial Officer


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